Exhibit 99.6

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL ENERGY STRENGTHENS CORPORATE COMMUNICATIONS

JAKARTA, Indonesia – February 12, 2015 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”), an emerging international energy developer has retained Heisler Communications to advise and provide strategic corporate communications services on behalf of the Company. Heisler Communications is a Toronto, Canada based capital markets communications firm providing a full range of traditional and digital marketing services to assist companies increase their visibility, manage investor expectations, and broaden and strengthen corporate awareness.

“We believe our Company has a great story to tell and Heisler Communications will assist us to ensure that our story resonates with targeted audiences,” said Richard L. McAdoo, CEO of Continental Energy Corporation. “While we remain focused on acquiring additional participating interests in renewable and alternative energy generation and distribution businesses in the rapidly growing markets in countries on the Indian Ocean Rim, Heisler Communications will facilitate faster and more accessible communications within the U.S. and Canadian investment communities. Over the next several months, we plan to establish a stronger online presence for the Company and increase our corporate visibility on social media”.

Heisler Communications acts at arm’s length to Continental Energy Corporation and does not have any interest, directly or indirectly, in the Company or its securities.

For more information about Continental Energy Corporation, visit our website at www.continentalenergy.com.

Robert V. Rudman, CPA	Trevor Heisler
Chief Financial Officer	Investor Relations
Continental Energy Corporation	Heisler Communications
561-779-9202	416-500-8061
rrudman@continentalenergy.com	trevor@heislercommunications.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. There are many factors which may cause actual performance and results of these plans to be substantially different from the way they are described in these forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.